
Mail Stop 3561

October 1, 2008

Gary S. Jacob, PhD
President and Acting Chief Executive Officer
Synergy Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, New York 10170

> **Re:** **Synergy Pharmaceuticals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 15, 2008**
> **File No. 333-131722**

Dear Dr. Jacob:

We have reviewed your amended filing and response letter dated September 17, 2008 and have the following comment. Please provide a written response to our comment and amend your filing appropriately. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 on Form 8-K Filed September 29, 2008

1. Please file an amendment to provide the letter from Baum & Company stating whether the firm agrees or disagrees with statements made in the amended filing as required by Item 304(a)(3) of Regulation S-K. Also, please revise your disclosure in the third paragraph and Item 9.01 as appropriate.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant